EXHIBIT 11
                      STATEMENT RE PER SHARE EARNINGS



                                                    1997              1996

Net income (loss)                           $    (1,388,598)      $    819,264
Preferred dividends                                       0            608,438
Earnings available for common               $    (1,388,598)      $    210,826
  shareholders
Weighted average number of
  shares outstanding                             10,818,498          5,918,003
Common stock equivalents                                  0            721,834
Shares used to calculate per
 share earnings                                  10,818,498          6,639,837
Per share earnings (loss)                   $         (0.13)       $      0.03